Exhibit 4.1

Execution Version

AMENDMENT NO. 1 TO PUBLIC WARRANT AGREEMENT

THIS AMENDMENT TO THE PUBLIC WARRANT AGREEMENT (this “Amendment”) is made as of September 20, 2023, by and between M3-Brigade Acquisition III Corp., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York limited purpose trust company, as warrant agent (in such capacity, the “Warrant Agent”).

WHEREAS, on October 26, 2021, the Company consummated its initial public offering (“IPO”) of 30,000,000 units (the “Units”), with each Unit consisting of one share of Class A common stock, $0.0001 par value per share, and one-third of one warrant (the “Public Warrants”);

WHEREAS, the Company and the Warrant Agent are parties to that certain Public Warrant Agreement, dated as of October 21, 2021, and filed with the United States Securities and Exchange Commission on October 27, 2021 (the “Public Warrant Agreement”), which governs the Public Warrants (capitalized terms used herein, but not otherwise defined herein, shall have the meanings given to such terms in the Public Warrant Agreement);

WHEREAS, on December 14, 2022, the Company entered into that certain Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Greenfire Resources Ltd., an Alberta corporation, DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Greenfire Resources Ltd,. an Alberta corporation, 2476276 Alberta ULC, an Alberta unlimited liability corporation and a direct, wholly-owned subsidiary of Greenfire Resources Ltd., and Greenfire Resources Inc., an Alberta corporation;

WHEREAS, the Company and the Warrant Agent seek to amend the Public Warrant Agreement to provide that, in connection with the consummation of the transactions contemplated by the Business Combination Agreement, all of the issued and outstanding Public Warrants will be exchanged for cash in an amount equal to $0.50 per whole Public Warrant and the Public Warrant Agreement will thereafter terminate with respect to such Public Warrants; and

WHEREAS, on September 11, 2023, the Company held a special meeting of the holders of the Public Warrants pursuant to which the Company obtained the required vote of the holders of the Public Warrants to approve this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows.

1. Amendment to Warrant Agreement. The Company and the Warrant Agent hereby amend the Warrant Agreement to add a new “Section 6.4” immediately following “Section 6.3” which shall read as follows:

6.4 Mandatory Redemption of Public Warrants. Notwithstanding anything contained in this Agreement to the contrary, immediately prior to the Effective Time (as defined in the Business Combination Agreement (as defined below)), but subsequent to the Unit Separation (as defined in the Business Combination Agreement), each Public Warrant issued and outstanding at such time shall, automatically and without any action by the Registered Holder thereof, or any prior notice by the Company, be exchanged and deemed transferred by such Registered Holder to the Company, in consideration for the right to receive payment of cash from the Company in the amount of $0.50 per whole Public Warrant (the “Consideration”) to be delivered to such Registered Holder by or at the direction of the Company as soon as reasonably practicable after the consummation of the Merger (as defined in the Business Combination Agreement). Thereafter, each such Registered Holder shall cease to have any rights with respect to the Public Warrants other than the right to receive the Consideration and this Agreement shall be deemed terminated with respect to the Public Warrants. “Business Combination Agreement” means that certain Business Combination Agreement, dated as of December 14, 2022, by and among the Company, Greenfire Resources Ltd., an Alberta corporation, DE Greenfire Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Greenfire Resources Ltd., an Alberta corporation, 2476276 Alberta ULC, an Alberta unlimited liability corporation and a direct, wholly-owned subsidiary of Greenfire Resources Ltd., and Greenfire Resources Inc., an Alberta corporation.”

2. Miscellaneous Provisions.

2.1 Termination of Amendment. Each of the parties hereto agrees that this Amendment shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

2.2 Successors. All the covenants and provisions of this Amendment by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

2.3 Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.4 Applicable Law. The validity, interpretation, and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The parties hereby agree that any action, proceeding or claim against a party arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The parties hereby waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

2.5 Counterparts. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

2.6 Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.7 Entire Agreement. The Public Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed as of the date first above written.

M3-BRIGADE ACQUISITION III CORP., as the Company

By:	/s/ Mohsin Y. Meghji
Name:	Mohsin Y. Meghji
Title:	Executive Chairman of the Board of Directors

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Henry Farrell
Name:	Henry Farrell
Title:	Vice President

[Signature Page to Amendment to Public Warrant Agreement]

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